SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-                               )

Copa Holdings Reports Earnings of US$30.9 Million and EPS of US$0.71 for 2Q07

Panama City, Panama --- August 15, 2007. Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the second quarter of 2007 (2Q07). The terms “Copa Holdings" or "the Company" makes reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net earnings of US$30.9 million for 2Q07, representing diluted earnings per share of US$0.71, a 33.3% year-over-year increase.

•	EBITDAR increased by 33.7% to US$61.7 million in 2Q07 from US$46.1 million in 2Q06. This resulted in a 2.1 percentage point EBITDAR margin increase, from 24.1% in 2Q06 to 26.2% in 2Q07.

•	Operating income for 2Q07 rose 37.0% to US$39.0 million from US$28.5 million in 2Q06. Operating margin came in at 16.6%, an increase of 1.7 percentage points above 2Q06.

•
Revenue passenger miles (RPMs) increased 18.3% from 1.14 billion in 2Q06 to 1.35 billion in 2Q07. Available seat miles (ASMs) increased 15.3% from 1.63 billion in 2Q06 to 1.88 billion in 2Q07. As a result, average load factor increased 1.8 percentage points to 71.6%.

•
Total revenues increased to US$235.3 million, representing growth of 22.9%. Passenger yield increased 4.1% to 16.4 cents and operating revenue per available seat mile (RASM) increased 6.6% to 12.5 cents.

•	Operating cost per available seat mile (CASM) increased 4.5% from 10.0 cents in 2Q06 to 10.4 cents in 2Q07. CASM excluding fuel increased 8.0% from 6.7 cents in 2Q06 to 7.3 cents in 2Q07.

•	For 2Q07, Copa Airlines reported an on-time performance of 87.8% and a flight-completion factor of 99.4%, again placing among the best in the industry.

•
In May, Copa Airlines announced the acquisition of four new Boeing 737-800 aircraft and options for three more. Additionally, Aero Republica recently signed lease agreements with GECAS for two additional EMBRAER-190 aircraft to be delivered in the second half of 2008.  As a result, Copa Airlines and Aero Republica now have firm orders for 22 aircraft (9 Boeing 737 NGs / 13 EMBRAER-190s) and purchase rights and options for 38 aircraft (8 Boeing 737 NGs / 30 EMBRAER-190s).

•
In June, Copa Airlines began taking delivery of the total of seven aircraft scheduled to be delivered in 2007, having received three aircraft consisting of two EMBRAER-190s and one Boeing 737-800. For the remainder of the year Copa expects to take delivery of four additional aircraft - 3 EMBRAER-190s and a Boeing 737-800 -ending 2007 with a fleet of 37 aircraft.

•
On July 13, Aero Republica began its second daily frequency from Bogota to Panama City. Aero Republica currently provides international connectivity into Copa Airlines’ Hub of the Americas from the Colombian cities of Bogota, Cali, Cartagena and Medellin. Additionally, Aero Republica will be adding service from Bucaramanga, Colombia into Panama City in October 2007.

•
On July 15, Copa Airlines began service from its Hub of in Panama City to Washington D.C. and Punta Cana (Dominican Republic), as well as Guadalajara (Mexico) on July 18 and Cordoba (Argentina) on August 15. Copa Airlines network currently serves 40 cities in 21 countries in North, South and Central America and the Caribbean.

•
On July 16, an Aero Republica aircraft overran the runway on arrival at the Simon Bolivar International Airport in the city of Santa Marta, Colombia. No major injuries were sustained. The aircraft involved in this incident, an EMBRAER-190 which entered into service on January 17, 2007, sustained considerable damage and is currently out of operation.

•
On July 30, Copa Airlines announced a comprehensive code share agreement with AeroMexico which formally began on August 1, 2007. As part of the agreement, Copa Airlines has placed its designator code on AeroMexico-operated flights beyond Mexico City to 17 Mexican cities. Additionally, AeroMexico has placed its designator code on Copa Airlines-operated flights between the Hub of the Americas in Panama City to Mexico City, Cancun and Guadalajara.

Consolidated Financial & Operating Highlights	2Q07	2Q06	% Change	1Q07	% Change
Revenue Passenger Miles (RPM) (mm)	1,346	1,137	18.3%	1,427	-5.7%
Available Seat Miles (ASM) (mm)	1,880	1,631	15.3%	1,868	0.6%
Load Factor	71.6%	69.7%	1.8p.p.	76.4%	-4.8p.p.
Yield	16.4	15.8	4.1%	16.1	1.9%
Passenger Revenue per ASM (US$ cents) (“PRASM”)	11.8	11.0	6.9%	12.3	-4.5%
Operating Revenue per ASM (US$ cents) (“RASM”)	12.5	11.7	6.6%	13.0	-3.7%
Operating Cost per ASM (US$ cents) (“CASM”)	10.4	10.0	4.5%	9.7	7.2%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.3	6.7	8.0%	6.7	7.7%
Breakeven Load Factor	59.3%	58.6%	0.7p.p.	56.5%	2.8p.p.
Operating Revenues (US$ mm)	235.3	191.5	22.9%	242.7	-3.1%
EBITDAR (US$ mm) *	61.7	46.1	33.7%	79.5	-22.4%
EBITDAR Margin *	26.2%	24.1%	2.1p.p.	32.8%	-6.5p.p.
Operating Income (US$ mm)	39.0	28.5	37.0%	60.8	-35.9%
Operating Margin	16.6%	14.9%	1.7p.p.	25.0%	-8.5p.p.
Net Income (US$ mm)	30.9	22.9	35.2%	48.6	-36.4%
Net Margin	13.1%	11.9%	1.2p.p.	20.0%	-6.9p.p.
Earnings per Share - Basic (US$)	0.72	0.53	35.2%	1.13	-36.4%
Earnings per Share - Diluted (US$)	0.71	0.53	33.3%	1.12	-36.5%
Weighted Average Number of Shares - Basic (000)	42,817	42,813	0.0%	42,817	0.0%
Weighted Average Number of Shares - Diluted (000)	43,502	42,895	1.4%	43,435	0.2%

*EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However, EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDAR to consolidated net income is attached to this press release.

MANAGEMENT’S COMMENTS ON 2Q07 RESULTS

For the second quarter, Copa Holdings experienced a 22.9% or US$43.8 million year-over-year increase in operating revenues, driven mainly by a 19.4% or US$29.9 million increase in Copa Airlines operating revenues and a 39.4% or US$14.7 million increase in Aero Republica operating revenues. Revenues per available seat mile increased 6.6% year-over-year, benefiting from higher consolidated yields and load factors.

Copa Airlines continued to be the main driver of capacity growth, increasing by 20%, while load factors increased 0.7 percentage points year-over-year to 76.7% during its low-season quarter. Aero Republica also recorded a 2.2 percentage point increase in load factor on a 0.7% increase in capacity.

On a consolidated level, yields increased 4.1% year-over-year. The main driver of these yield gains came from Aero Republica where the strength of the Colombian Peso, revenue management initiatives and increased yield-enhancing international flights delivered a 29.4% increase in yields. Copa Airlines yields experienced a 1.0% year-over-year decline as a result of a longer length of haul as well as competitive pressures in some markets. However, on a length of haul adjusted basis, Copa Airlines yields increased 1% year-over-year.

Operating costs for the quarter increased 20.4% or US$33.3 million, driven mostly as a result of increased capacity and the impact of a stronger Colombian currency against the US dollar. Total unit cost, as measured by operating cost per available seat mile, increased 4.5% to 10.4 cents. Excluding fuel expense, unit costs increased 8.0% to 7.3 cents, mostly driven by Aero Republica, where ex-fuel unit costs increased by 28.3%, primarily as a result of a stronger Colombian currency.

Consolidated earnings before interest, taxes, depreciation, amortization and rents ("EBITDAR") rose 33.7% to US$61.7 million from US$46.1 million in 2Q06. EBITDAR margins increased by 2.1 percentage points to 26.2%. Operating income rose 37.0% to US$39.0 million in 2Q07 from US$28.5 million in 2Q06, while operating margins increased 1.7 percentage points to 16.6%.

The Company maintains a strong liquidity position, ending the quarter with US$272.0 million in cash, cash equivalents, short-term and long-term investments, as well as approximately US$34.5 million in committed credit lines. Total debt amounted to US$724.2 million, which relates for the most part to aircraft and equipment financing.

Looking forward to the remainder of 2007, we expect healthy demand to continue into both Copa Airlines’ and Aero Republica’s seasonally strong second half of the year. This is evidenced by the recently released July traffic figures, where consolidated load factors registered a 1.8 percentage point increase on a 17% capacity increase. We expect Copa Airlines to continue experiencing increased yield pressure in the second half of the year as a result of introductory fares to promote new destinations as well as a more competitive fare environment. Nevertheless, we will continue to focus on maximizing unit revenues and capitalizing on the competitive advantages of having the most extensive and convenient intra-Latin American network.

On the operational front, continued global demand for pilots presents a challenge with respect to the hiring and retention of the necessary crews to support planned capacity deployment. This will result in more moderate growth for Copa Airlines in 2007 where, as a result of operational changes, full year capacity growth will be reduced from the originally forecasted 25% to approximately 21%. Additionally, Aero Republica’s full year capacity growth is expected to be in the range of 3%, down from the previously forecasted 5%, mainly due to operational changes resulting from the loss of an EMBRAER-190 aircraft in the month of July.

During the third quarter, Copa Airlines added to its network four of the new markets planned for 2007, in addition to increased frequencies to key markets. These new destinations and frequencies, along with capacity added during the second half of 2006, will drive Copa Airlines’ full year capacity growth. To carry on this growth, Copa Airlines has already received three of the seven aircraft scheduled for delivery in 2007.

For 2Q07, Aero Republica recorded operating income of US$2.8 million, a significant improvement over the US$4.8 million operating loss it recorded in 2Q06. Despite the short term setback regarding the loss of one of its new EMBRAER-190 aircraft, the airline continues on track in the execution of their its transition plan and will be receiving an additional four EMBRAER-190s during the second half of 2007, to end the year with a fleet of seven EMBRAER-190’s and six MD-80’s.

Additionally, Aero Republica continues to increase its international connectivity with Copa Airlines’ Hub of the Americas. Aero Republica now feeds Copa Airlines’ Hub from four of Colombia’s most important cities, recently adding a second daily flight from Bogota. Aero Republica will further increase connectivity into Copa Airlines’ hub in October when it begins new service from the city of Bucaramanga, Colombia.

During the second half of 2007, we expect to face some challenges with respect to pilot recruitment that have moderately tempered our capacity growth plans for 2007. This issue, along with some added competition that is pressuring yields has led us to revise slightly downward our full year 2007 guidance. Nevertheless, we anticipate continued strength in demand for travel in the region, enhanced by the growing preference of our network and product as the preferred choice for intra-Latin American travel. Copa Airlines will maintain its focus on setting the stage for sustained growth and profitability through rational fleet and network expansion, with emphasis on cost-control and delivering a world-class product.

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q07 totaled US$235.3 million, a 22.9% or US$43.8 million increase over operating revenue of US$191.5 million in 2Q06, due to a 19.4% or US$29.9 million increase in Copa Airlines’ operating revenue and a 39.4% or US$14.7 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 2Q07 totaled US$184.1 million, a 19.4% increase over operating revenue of US$154.2 million in 2Q06. This increase was primarily due to a 20.0% increase in passenger revenue.

Passenger revenue. For 2Q07 passenger revenue totaled US$172.5 million a 20.0% increase over passenger revenue of US$143.8 million in 2Q06. This increase resulted from growth in capacity (ASMs increased by 20% in 2Q07 as compared to 2Q06) and a higher load factor (load factor increased from 76.0% in 2Q06 to 76.7% in 2Q07), which was partially offset by a 1% decline in passenger yield, which stood at 15.2 cents.

Cargo, mail and other. Cargo, mail and other totaled US$11.5 million in 2Q07, an 11% increase over cargo, mail and other of US$10.4 million in 2Q06.

Aero Republica operating revenue

During 2Q07, Aero Republica generated operating revenue of US$52.1 million, representing a 39.4% or US$14.7 million increase over 2Q06. This increase resulted mainly from a US$12.9 million or 36.1% increase in passenger revenue. During the quarter Aero Republica’s capacity (ASMs) increased by 0.7%, while traffic (RPMs) increased by 5.2%, representing a load factor of 52.6% or 2.2 percentage points above 2Q06. Yields increased by 29.4% primarily due to the strengthening of the Colombian currency.

Operating expenses

For 2Q07, consolidated operating expenses totaled US$196.3 million, a 20.4% increase over operating expenses of US$163.0 million for 2Q06. Operating cost per available seat mile (CASM) increased 4.5% from 10.0 cents in 2Q06 to 10.4 cents in 2Q07. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q07, aircraft fuel totaled US$59.7 million, a US$6.4 million or 12.0% increase over aircraft fuel of US$53.3 million in 2Q06. This increase was primarily a result of a 13.0% increase in gallons consumed resulting from increased capacity, partly offset by a 0.8% decrease in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.22 in 2Q07 vs. US$2.24 in 2Q06.

Salaries and benefits. For 2Q07, salaries and benefits totaled US$28.8 million, a 34.6% increase over salaries and benefits of US$21.4 million in 2Q06. This was mainly a result of an overall increase in operating headcount to support additional capacity, increased profit sharing expenses and the effect of the Colombian currency appreciation.
Passenger servicing. For 2Q07, passenger servicing totaled US$19.0 million, a 30.4% increase over passenger servicing of US$14.6 million in 2Q06. This increase was primarily a result of an increase in capacity and the number of passengers carried.
Commissions. For 2Q07, commissions totaled US$16.8 million, a 24.0% increase over commissions of US$13.6 million in 2Q06. This increase was primarily a result of higher passenger revenue and the effect of the Colombian currency appreciation.
Reservations and sales. Reservations and sales totaled US$12.1 million, a 25.0% increase over reservation and sales of US$9.7 million in 2Q06. This increase was primarily a result of more passengers carried and higher GDS fees.
Maintenance, material and repairs. For 2Q07, maintenance, material and repairs totaled US$13.3 million, a 10.2% increase over maintenance, material and repairs of US$12.1 million in 2Q06. This increase was primarily a result of increased capacity and more major airframe overhaul events at Copa Airlines, partially offset by the timing of major overhaul events at Aero Republica.
Depreciation. Depreciation totaled US$8.5 million in 2Q07, a 53.7% increase over depreciation of US$5.5 million in 2Q06. This increase was primarily related to the depreciation of new aircraft and spares.
Aircraft rentals. For 2Q07, aircraft rentals totaled US$9.3 million, a 4.7% increase over aircraft rentals of US$8.9 million in 2Q06.
Flight operations, landing fees and other rentals. Combined flight operations, landing fees and other rentals increased 20.0% from US$16.2 million in 2Q06 to US$13.5 million in 2Q07, primarily as a result of increased capacity.
Other. Other expenses totaled US$12.5 million in 2Q07, an increase of 20.1% over US$10.4 million in 2Q06, mostly related to additional capacity and certain Aero Republica initiatives.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 22.5% to US$148.1 million from US$120.9 million in 2Q06. Operating expenses per available seat mile increased 2.1% to 10.0 cents in 2Q07 from 9.8 cents in 2Q06. Excluding fuel costs, operating expenses per available seat mile increased 3.6% from 6.8 cents in 2Q06 to 7.1 cents in 2Q07.

Aircraft fuel. For 2Q07, aircraft fuel totaled US$43.9 million, an 18.5% increase over aircraft fuel expense of US$37.0 million in the same period in 2006. This increase was primarily a result of a 20.3% increase in gallons consumed resulting from increased capacity, offset by a 1.1% decrease in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.17 in 2Q07 vs. US$2.19 in 2Q06.
Salaries and benefits. For 2Q07, salaries and benefits totaled US$22.6 million, a 28.8% increase over salaries and benefits of US$17.5 million in the same period in 2006. This increase was mainly a result of an overall increase in operating headcount to support additional capacity, increased profit sharing expenses and incremental pilot benefit costs.
Passenger servicing. Passenger servicing totaled US$15.7 million for 2Q07, a 29.0% increase over passenger servicing of US$12.2 million in 2Q06. This increase was primarily a result of an increase in carried passengers.
Commissions. Commissions totaled US$11.6 million for 2Q07, an 18.6% increase over commissions of US$9.8 million in 2Q06. This increase was primarily a result of a 20.0% increase in passenger revenue, partially offset by a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$8.5 million, a 5.6% increase over reservation and sales of US$8.1 million in 2Q06. This increase was primarily a result of more passengers carried.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$9.7 million in 2Q07, a 57.5% increase over maintenance, materials and repairs of US$6.2 million in 2Q06. This increase resulted from higher capacity and more major airframe overhaul events during the period.
Depreciation. Depreciation totaled US$7.2 million in 2Q07, a 35.6% increase over depreciation of US$5.3 million in 2Q06. This increase was primarily related to depreciation of new aircraft and spares.
Aircraft rentals. Aircraft rentals totaled US$6.9 million in 2Q07, a 15.6% increase over aircraft rentals in 2Q06. This increase mainly resulted from the wet lease of an Aero Republica aircraft.
Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 17.1% from US$11.0 million in 2Q06 to US$12.9 million in 2Q07, primarily as a result of higher capacity.
Other. Other expenses totaled US$9.1 million in 2Q07, a 15.6% or US$1.2 million increase over other expenses in 2Q06.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 16.8% to US$49.2 million in 2Q07 from US$42.2 million in 2Q06. Operating expenses per available seat mile increased 16% to 12.3 cents in 2Q07 from 10.6 cents in 2Q06. Excluding fuel costs, operating expenses per available seat mile increased 28.3% from 6.5 cents in 2Q06 to 8.3 cents in 2Q07, mainly driven by a stronger Colombian currency against the US$ dollar.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$4.3 million in 2Q07, a 10.6% decrease over non-operating expenses of US$3.8 million in 2Q06.

Interest expense. Interest expense totaled US$10.4 million in 2Q07, a 55.2% increase over interest expense of US$6.7 million in 2Q06, mostly as a result of increased aircraft related debt.
Interest capitalized. Interest capitalized totaled US$0.7 million in 2Q07, a 33.8% increase over interest capitalized of US$0.6 million in 2Q06.
Interest income. Interest income totaled US$3.0 million, a 93.1% increase over interest income of US$1.6 million in 2Q06, mostly a result of increased cash, cash equivalents and investments.
Other, net. Other net totaled US$2.4 million in 2Q07, this balance includes a US$2.6 Million Copa Airlines fuel hedge mark-to-market gain and a US$4.8 Million Aero Republica mark-to-market loss as a result of currency forward contracts to hedge exposure to the Colombian currency.

OUTLOOK FOR 2007

Based on 2Q07 results and our current expectations for the second half of 2007, we are revising our 2007 full year guidance as follows:

Financial Outlook (US GAAP)	2007 - Full Year Prior	2007 - Full Year Revised
ASMs (billion)	+/- 8.2	+/- 8.0
Average Load Factor	+/- 75%	+/- 75%
RASM (cents)	+/- 12.8	+/- 12.6
CASM Ex-fuel (cents)	+/- 6.8	+/- 6.9
Operating Margin	20.5% - 22%	19.5% - 21%

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
e-mail: investorrelations@copaair.com
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Operating data
US GAAP - Unaudited

	Unaudited 2Q07	Unaudited 2Q06	% Change	Unaudited 1Q07	% Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,107	1,026	7.9%	1,121	-1.3%
Revenue passengers miles (RPMs) (mm)	1,346	1,137	18.3%	1,427	-5.7%
Available seat miles (ASMs) (mm)	1,880	1,631	15.3%	1,868	0.6%
Load factor	71.6%	69.7%	1.8 p.p.	76.4%	-4.8 p.p.
Break-even load factor	59.3%	58.6%	0.7 p.p.	56.5%	2.8 p.p.
Yield (US$ cents)	16.4	15.8	4.1%	16.1	1.9%
Operating revenue per ASM (US$ cents) (RASM)	12.5	11.7	6.6%	13.0	-3.7%
Operating expenses per ASM (US$ cents) (CASM)	10.4	10.0	4.5%	9.7	7.2%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.3	6.7	8.0%	6.7	7.7%
Fuel gallons consumed (mm)	26.6	23.5	13.0%	26.5	0.3%
Average price of Fuel - Net of Hedges (US$)	2.22	2.24	-0.8%	2.09	6.3%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,134	936	21.1%	1,209	-6.2%
Available seat miles (ASMs) (mm)	1,478	1,232	20.0%	1,468	0.7%
Load factor	76.7%	76.0%	0.7 p.p.	82.4%	-5.6 p.p.
Break-even load factor	58.6%	56.3%	2.3 p.p.	55.9%	2.7 p.p.
Yield (US$ cents)	15.2	15.4	-1.0%	15.4	-0.9%
Operating revenue per ASM (US$ cents) (RASM)	12.5	12.5	-0.5%	13.4	-7.1%
Operating expenses per ASM (US$ cents) (CASM)	10.0	9.8	2.1%	9.5	5.3%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.1	6.8	3.6%	7.1	0.0%
Fuel gallons consumed (mm)	19.9	16.5	20.3%	19.9	-0.1%
Average price of Fuel - Net of Hedges (US$)	2.17	2.19	-1.1%	2.09	3.7%

AeroRepublica Segment
Revenue passengers miles (RPMs) (mm)	211	201	5.2%	218	-3.1%
Available seat miles (ASMs) (mm)	401	398	0.7%	400	0.3%
Load factor	52.6%	50.4%	2.2 p.p.	54.4%	-1.8 p.p.
Break-even load factor	54.7%	62.9%	-8.2 p.p.	54.3%	0.4 p.p.
Yield (US$ cents)	23.1	17.8	29.4%	20.5	12.6%
Operating revenue per ASM (US$ cents) (RASM)	13.0	9.4	38.4%	11.8	10.4%
Operating expenses per ASM (US$ cents) (CASM)	12.3	10.6	16.0%	10.8	13.9%
Operating Cost (excluding fuel) per ASM (US$ cents)	8.3	6.5	28.3%	7.4	13.1%
Fuel gallons consumed (mm)	6.7	7.0	-4.3%	6.6	1.4%
Average price of Fuel - Net of Hedges (US$)	2.37	2.34	1.3%	2.08	14.0%

Income Statement - USGAAP
(US$ Thousands)

	Unaudited 2Q07	Unaudited 2Q06	% Change	Unaudited 1Q07	% Change
Operating Revenues
Passenger Revenue	221,221	179,575	23.2%	230,271	-3.9%
Cargo, mail and other	14,073	11,890	18.4%	12,479	12.8%
Total Operating Revenue	235,294	191,465	22.9%	242,750	-3.1%

Operating Expenses
Aircraft fuel	59,711	53,327	12.0%	55,912	6.8%
Salaries and benefits	28,789	21,395	34.6%	26,749	7.6%
Passenger servicing	19,020	14,589	30.4%	17,932	6.1%
Commissions	16,809	13,558	24.0%	14,813	13.5%
Reservations and sales	12,143	9,711	25.0%	10,997	10.4%
Maintenance, material and repairs	13,355	12,117	10.2%	11,134	19.9%
Depreciation	8,455	5,502	53.7%	7,995	5.8%
Flight operations	9,912	7,751	27.9%	9,410	5.3%
Aircraft rentals	9,303	8,886	4.7%	9,163	1.5%
Landing fees and other rentals	6,314	5,770	9.4%	6,256	0.9%
Other	12,483	10,392	20.1%	11,590	7.7%
Total Operating Expense	196,295	162,998	20.4%	181,951	7.9%

Operating Income	38,999	28,467	37.0%	60,799	-35.9%

Non-operating Income (Expense):
Interest expense	(10,393)	(6,698)	55.2%	(9,848)	5.5%
Interest capitalized	736	550	33.8%	531	38.6%
Interest income	3,031	1,570	93.1%	2,542	19.2%
Other, net	2,373	732	224.2%	(1,097)	-316.3%
Total Non-Operating Income/(Expense)	(4,253)	(3,846)	10.6%	(7,872)	-46.0%

Income before Income Taxes	34,746	24,621	41.1%	52,927	-34.4%

Provision for Income Taxes	3,839	1,757	118.5%	4,361	-12.0%

Net Income	30,907	22,864	35.2%	48,566	-36.4%

Basic EPS	0.72	0.53	35.2%	1.13	-36.4%
Basic Shares	42,816,678	42,812,500	0.0%	42,816,678	0.0%

Diluted EPS	0.71	0.53	33.3%	1.12	-36.5%
Diluted Shares	43,501,720	42,895,049	1.4%	43,435,044	0.2%

Copa Holdings
Balance Sheet - USGAAP
(US$ Thousands)	June 30,	March 31,	June 30,
	2007	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$223,418	$190,158	$116,314
Restricted cash and cash equivalents	0	0	0
Short-term investments	27,500	27,500	10,771
Total cash, cash equivalents and short-term investments	250,918	217,658	127,085

Accounts receivable, net of allowance for doubtful accounts	92,394	80,628	61,507
Accounts receivable from related parties	860	2,270	36
Expendable parts and supplies, net of allowance for obsolescence	11,501	9,748	6,258
Prepaid expenses	18,677	19,017	17,048
Other current assets	8,759	8,015	5,264
Total Current Assets	383,109	337,336	217,198

Long-term investments	21,038	26,036	28,785

Property and Equipment:
Owned property and equipment:
Flight equipment	980,287	948,680	730,920
Other equipment	47,445	44,065	40,511
	1,027,732	992,745	771,431
Less: Accumulated depreciation	(119,660)	(111,181)	(90,875)
	908,072	881,564	680,556
Purchase deposits for flight equipment	93,206	73,849	61,958
Total Property and Equipment	1,001,278	955,413	742,514

Other Assets:
Net pension asset	815	759	1,471
Goodwill	24,869	22,261	17,794
Intangible asset	36,464	32,640	27,151
Other assets	24,290	16,234	14,225
Total Other Assets	86,438	71,894	60,641
Total Assets	$1,491,863	$1,390,679	$1,049,138

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$118,197	$103,154	$65,390
Accounts payable	50,935	47,799	44,328
Accounts payable to related parties	10,709	8,242	8,152
Air traffic liability	153,951	116,730	104,191
Taxes and interest payable	37,228	35,751	26,835
Accrued expenses payable	38,826	33,317	21,178
Other current liabilities	11,205	2,838	2,517
Total Current Liabilities	421,051	347,831	272,591

Non-Current Liabilities:
Long-term debt	605,977	599,851	473,995
Post employment benefits liability	1,927	1,792	1,419
Other long-term liabilities	8,766	8,023	7,545
Deferred tax liabilities	5,440	4,933	3,947
Total Non-Current Liabilities	622,110	614,599	486,906

Total Liabilities	1,043,161	962,430	759,497

Shareholders' Equity:
Class A - 30,159,719 shares issued and outstanding	20,586	20,586	20,501
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	5,593	4,144	930
Retained earnings	409,302	391,956	264,694
Accumulated other comprehensive loss	4,499	2,841	(5,206)
Total Shareholders' Equity	448,702	428,249	289,641
Total Liabilities and Shareholders' Equity	$1,491,863	$1,390,679	$1,049,138

COPA HOLDINGS, S.A. - EBITDAR RECONCILIATION
(Figures in US$ thousands)

	2Q07	2Q06	1Q07

Net Income	$30,907	$22,864	$48,566

Interest Expense	(10,393)	(6,698)	(9,848)
Capitalized Interest	736	550	531
Interest Income	3,031	1,570	2,542
Income Taxes	(3,839)	(1,757)	(4,361)

EBIT	41,372	29,199	59,702

Depreciation and Amortization	8,455	5,502	7,995

EBITDA	49,827	34,701	67,697

Aircraft Rent	9,303	8,886	9,163
Other Rentals	2,575	2,558	2,685

EBITDAR	$61,706	$46,145	$79,546

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 08/15/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO